[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  March 2, 2004
                                 For more information:  +31 75 659 57 20

Ahold supported in corporate governance proposals by ISS

Zaandam, The Netherlands, March 2, 2004-- Ahold today announced that Institutional Shareholder Services ("ISS"), the world's leading independent proxy firm, recommends Ahold shareholders to support the proposed changes in the company's corporate governance to be discussed at the Extraordinary Meeting of Shareholders being held on March 3, 2004 in The Hague.

Ahold is the first Dutch company to propose to amend its articles of association to reflect the recommendations of the Tabaksblat Corporate Governance Code. Shareholders are also asked to approve the terms governing the conversion of cumulative preferred financing shares into common shares, and to approve the remuneration policy of the Executive Board. In addition, shareholders will be provided with information on current investigations and lawsuits.

Background on ISS
Headquartered in Rockville, Maryland, 155 serves more than 950 institutional clients throughout North America and Europe, analyzing proxies and issuing informed research and objective vote recommendations for more than 10,000 U.S. and 12,000 non-U.S. shareholder meetings each year. With more than 15 years of experience and a respected team of U.S. and international research analysts, ISS is an authority on corporate governance.

Ahold Corporate Communications: +31.75.659.57.20

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302